Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of SunTrust Banks, Inc. for the registration of Senior Debt Securities, Subordinated Debt Securities, Purchase Contracts, Units, Warrants, Depositary Shares, Preferred Stock and Common Stock and to the incorporation by reference therein of our reports dated February 24, 2015, with respect to the consolidated financial statements of SunTrust Banks, Inc., and the effectiveness of internal control over financial reporting of SunTrust Banks, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia

September 15, 2015